Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

November 18, 2015

To the various Securities Commissions and similar regulatory authorities in Canada
British Columbia Securities Commission, as Principal Regulator
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island, Office of the Attorney General Securities Division
New Brunswick, Securities Administration Branch
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Westport Innovations Inc. dated October 15, 2015 (the “Notice”) and, based on our knowledge , we agree with the statements (1), (3) and (4) and we have no basis to agree or disagree with statement (2) contained in the Notice.

Yours truly

/s/ Deloitte LLP

Chartered Professional Accountants